# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BBB FOODS INC, CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico (O5), 11560
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-005235
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 4,744,096; shared voting power 1,063,391; sole dispositive power 4,744,096; shared dispositive power 1,063,391; aggregate amount beneficially owned 5,807,487 (9.36% of the class)
  Comment: Percent of class represented by amount in Row (9) is based on 62,048,108 Class A Common Shares outstanding, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 29, 2025.

## Item 1. Issuer
Name of issuer: BBB FOODS INC
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V Secc, Miguel Hidalgo, Mexico City, Mexico, 11560

## Item 2. Person Filing
Name of person filing: GIC Private Limited ("GIC")
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person
GIC Private Limited

No. of Securities Beneficially Owned
5,807,487

Percent of Class (3)
9.36%

Sole Voting Power (1), (2)
4,744,096

Shared Voting Power (1), (2)
1,063,391

Sole Dispositive Power (1), (2)
4,744,096

Shared Dispositive Power (1), (2)
1,064,391

(1) GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 4,744,096 securities beneficially owned by it. GIC shares power to vote and dispose of 1,063,391 securities beneficially owned by it with MAS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of such shares.

(2) GIC disclaims membership in a group.

(3) Based on 62,048,108 Class A Common Shares outstanding, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 29, 2025.
Percent of class: 9.36
Sole power to vote or to direct the vote: 4,744,096
Shared power to vote or to direct the vote: 1,063,391
Sole power to dispose or to direct the disposition: 4,744,096
Shared power to dispose or to direct the disposition: 1,063,391

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (07/31/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (07/31/2025)